Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Private Debt & Income Fund

If You Do Not Want to Sell Your Shares at This Time,
Please Disregard This Notice.
This Is Solely Notification of the Fund’s Tender Offer.

September 18, 2026

Dear Private Debt & Income Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Private Debt & Income Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

The tender offer period will begin on September 18, 2026. Tenders of Shares must be submitted no later than October 29, 2026. Tenders of Shares may be withdrawn until 12:00 midnight, Eastern time, on October 29, 2026. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than October 29, 2026. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by email, in good order no later than October 29, 2026.

Please note that if you tendering all of your Shares for repurchase, you will automatically begin receiving Fund distributions in cash, including in circumstances where the Offer is oversubscribed and Shares are accepted on a pro rata basis. If you wish to reinstate dividend reinvestment after the completion of the tender offer, a new election must be submitted.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (833) 880-2594.

Sincerely,

Private Debt & Income Fund

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